Filed pursuant to Rule 424(b)(3)

SEC File No. 333-123963

PROSPECTUS

SUNSET FINANCIAL RESOURCES, INC.

300,000 Shares of Common Stock

By this prospectus, our selling stockholders, including their pledgees, assignees and successors in interest (collectively, the selling stockholders) are offering and selling up to 300,000 shares of common stock. We will not receive any proceeds from the sale of shares.

We are registering for resale shares of our common stock that we previously issued to Sapphire Advisors, LLC, in a transaction exempt from the registration requirements of the Securities Act of 1933. Sapphire Advisors subsequently distributed most of these shares to its two members and these selling stockholders are offering and selling up to 300,000 shares under this prospectus.

The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The selling stockholders may offer the common stock through public or private transactions, on the New York Stock Exchange at the prevailing market price, or at privately negotiated prices. We will pay all of the costs and expenses incurred with the registration of the resale of the common stock under the federal securities laws, including all registration, filing and listing fees and printing expenses. The selling stockholders will pay any underwriting discounts, commissions and applicable transfer taxes.

Our common stock is listed on the New York Stock Exchange under the symbol “SFO.” On April 1, 2005, the closing sale price on the New York Stock Exchange for our common stock was $9.74 per share. The complete address and telephone number of our principal executive offices is: 10245 Centurion Parkway North, Suite 305, Jacksonville, Florida 32256; (904) 425-4575.

You should carefully consider the “Risks Factors” mentioned on page 2 of this prospectus which incorporate by reference into this prospectus the Risk Factors described in our Annual Report on Form 10-K for the year ended December 31, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities discussed in the prospectus, nor have they determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2005

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. This prospectus only provides you with a general description of the securities being offered by the selling shareholders. You should read this prospectus together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and may make statements in a prospectus supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

Forward-looking statements are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

•	We were organized in October 2003 and have a limited operating history.

•	Our management team has limited experience in managing a REIT.

•	Our failure to maintain qualification as a Real Estate Investment Trust (REIT) could create adverse consequences. We will elect to be taxed as a REIT for federal income tax purposes for our taxable year ended December 31, 2004, and expect to continue to qualify as a REIT. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, our ability to make distributions to our stockholders would be adversely affected. See “FEDERAL INCOME TAX CONSEQUENCES - Requirements for Qualification as a Real Estate Investment Trust.”

•	The yield on most of our investments is sensitive to changes in prevailing interest rates and changes in prepayment rates, which may result in our borrowing rates exceeding asset yields and consequently reducing or eliminating net income derived from our investments.

•	Our operations are leveraged, and except for limitations imposed by our leverage policy which can be changed by our board of directors at anytime, we are not limited as to the amount of debt we can incur, which debt increases our exposure to losses.

•	Other risks are detailed in our Annual Report on Form 10-K for the year ended December 31, 2004 under the section captioned “RISK FACTORS.”

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements, except as may be required by federal securities laws.

RISK FACTORS

The risk factors relating to Sunset are contained in the section captioned “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2004 and are incorporated by reference into this prospectus. You should carefully consider these risk factors in conjunction with the other information in this prospectus before deciding to invest in shares of our common stock. If any of the events described in any of the following risks occur, our business, assets, liquidity, operating results, prospects and financial condition could be adversely affected. As a result, our common stock’s trading price could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we presently do not deem material may also adversely affect our business, assets, liquidity, operating results, prospects and financial condition.

THE COMPANY

We are a self-managed real estate investment trust (REIT) that was formed as a Maryland corporation in October 2003 to acquire an initial portfolio of residential mortgage loans and commercial mortgage bridge loans in the United States, and we had limited operations until the second quarter of 2004. We now focus on owning, managing and financing a portfolio of mortgage assets that primarily consists of agency mortgage-backed and “AAA” rated securities and residential mortgage and commercial mortgage bridge loans. Our principal business objective is to maintain a portfolio of residential and commercial mortgage assets such that the interest income on our assets exceeds our costs to hedge and finance these assets. At December 31, 2004, our assets consisted of the assets set forth below in the following approximate amounts:

•	$203.7 million in residential mortgage loans, of which $201.4 million are on balance sheet in securitized form;

•	$96.5 million in “AAA” rated mortgage-backed securities;

•	$517.7 million in agency mortgage-backed securities, issued by agencies such as the Federal National Mortgage Association (known as FNMA or Fannie Mae) and the Federal Home Loan Mortgage Corporation (know as FHLMC or Freddie Mac); and

•	$44.5 million in outstanding principal amount of commercial mortgage bridge loans (including commercial mortgage bridge loans that we own jointly with other interest holders).

Subject to the limitations imposed by our capital and leverage policy discussed below, we expect to finance the purchase of additional mortgage assets with borrowings under reverse repurchase agreements and our warehouse line of credit as well as through future securitizations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

We are registering for resale 300,000 shares of our common stock that we previously issued to Sapphire Advisors, LLC, in a transaction exempt from the registration requirements of the Securities Act of 1933. Sapphire Advisors subsequently distributed most of these shares to its two members and these selling stockholders are offering and selling up to 300,000 shares under this prospectus.

Subject to the restrictions described in this prospectus, the selling stockholders may offer our common stock covered under this prospectus for resale from time to time. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “PLAN OF DISTRIBUTION.”

The table below presents information as of March 15, 2005 regarding the selling stockholders and the shares that the selling stockholders (and their pledgees, assignees and successors-in-interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the selling stockholders:

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the selling stockholders’ accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock in transactions exempt from the registration requirements of the Securities Act since the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

Name	Shares Owned Before this Offering		Percent of Common Stock Owned Before Offering	Shares Offered In this Offering	Shares Owned After this Offering(1)	Percent of Common Stock Owned After Offering(4)
Scott J. Silver 16 Pequot Drive Norwalk, CT 06855	418,000	(1)	3.91%	177,307	240,693	2.25%

Edward G. Cape 200 W. 57th Street, Suite 1103 New York, NY 10019	355,693	(2)	3.33%	115,000	240,693	2.25%

Sapphire Advisors, LLC c/o The Sapphire Group 200 W. 57th Street, Suite 1103 New York, NY 10019	240,693	(3)	2.25%	7,693	233,000	2.18%

(1)

This number includes 7,693 shares that Mr. Silver is deemed to beneficially own that are held by Sapphire Advisors, LLC, as well as presently exercisable warrants to purchase up to an additional 233,000 shares of common stock at a price of $13.00 per share held by Sapphire Advisors, all by virtue of his position as a member and manager of Sapphire Advisors. However, he disclaims beneficial ownership of the 7,693 shares as well as 81,550 of the 233,000 warrants.

(2)	This number includes 7,693 shares that Mr. Cape is deemed to beneficially own that are held by Sapphire Advisors, LLC, as well as presently exercisable warrants to purchase up to an additional 233,000 shares of common stock at a price of $13.00 per share held by Sapphire Advisors, all by virtue of his position as a member and manager of Sapphire Advisors. However, he disclaims beneficial ownership of the 7,693 shares as well as 151,450 of the 233,000 warrants.

(3)	This number includes a presently exercisable warrant to purchase up to 233,000 shares of common stock at a price of $13.00 per share.

(4)	Assumes that all of the shares being offered by this prospectus will be sold.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	sales through underwriters, dealers or agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may sell their shares of common stock in an offering “at the market” as defined in Rule 415 under the Securities Act of 1933. If the selling stockholders offer their shares of common stock through underwriters, dealers or agents, a prospectus supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If a firm is not named in the prospectus supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission. Any underwriting agreement will entitle the underwriters to indemnification against designated civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to compliance with specific conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the prospectus supplement, the securities will be offered by the underwriters, if any, when, as and if delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the federal income tax consequences that are anticipated to be material to an investor in our common stock. This summary is based on current law, is for general information only and is not tax advice. The tax consequences related to an investment in our common stock may vary depending on an investor’s particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our common stock in light of his or her personal investment or tax circumstances, or to holders of our common stock subject to special treatment under the federal income tax laws. Investors subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding common stock as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock.

The information in this summary is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings that are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury Regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment, and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the IRS or sustained by a court if challenged by the IRS.

You are urged to consult your tax advisor regarding the specific tax consequences to you of (1) the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences; (2) our election to be taxed as a REIT for federal income tax purposes; and (3) potential changes in applicable tax laws.

Taxation of Our Company – General

We will elect to become subject to tax as a REIT, for federal income tax purposes, for our taxable year ended December 31, 2004. Our board of directors currently expects that we will operate in a manner that will permit us to maintain our qualification as a REIT in each taxable year thereafter. This treatment will permit us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to its stockholders in the form of distributions.

We have obtained the opinion of Locke Liddell & Sapp LLP, our special tax counsel (“LLS”) to the effect that we are organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and our method of operations has enabled us to satisfy the requirements for such qualification for our taxable year ended December 31, 2004. LLS has also opined to us that the “Federal Income Tax Consequences” section of this prospectus identifies and fairly summarizes the federal income tax consequences that will likely be material to a holder of our common stock. This opinion will be based on various assumptions relating to our organization and operation and is conditioned upon certain representations made by us to our legal counsel. Our continued qualification and taxation as a REIT will depend upon our ability to meet, on a continuing basis, distribution levels and diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code as discussed below. This opinion is based on the law in effect on the date hereof which is subject to change, possibly retroactively.

There can be no assurance that we will qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances. If we were not to qualify as a REIT in any particular year, we would be subject to federal income tax as a regular, domestic corporation, and our stockholders would be subject to tax in the same manner as stockholders of such corporation. In this event, we could be subject to potentially substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to our stockholders could be significantly reduced or eliminated.

Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference, if any.

•	If we have (1) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business. Further, we will be required to pay a 100% tax in respect of amounts that are treated by us as rents from real property but are properly allocable or attributable under the Internal Revenue Code to services rendered by a taxable REIT subsidiary (see below).

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount based upon the magnitude of the failure, adjusted to reflect our profitability.

•	If we fail to meet the requirements of any asset test for a particular quarter by more than the de minimis amount, as described below, we may be required to pay a tax equal to the greater of (1) $50,000 or (2) the amount determined under Treasury Regulations by multiplying the net income generated by the assets that caused the failure by the highest corporate tax rate.

•	If we fail to satisfy any of the REIT qualification requirements except the gross income and asset tests, as described below, we may be required to pay a tax of $50,000 for each such failure in order to maintain our REIT status.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

•	If we acquire an asset from a corporation that is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within 10 years, then we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

•	With respect to an equity interest in either a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit (REMIC), the ownership of which is attributed to us, we will pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our shares that are held by specified tax exempt organizations that are not subject to the tax on unrelated business taxable income.

Requirements for Qualification as a Real Estate Investment Trust

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates of beneficial ownership to its owners;

(3)	that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4)	that is not a financial institution or an insurance company under the Internal Revenue Code;

(5)	that is owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to also include some entities) during the last half of each year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a “look-through” exception for pension funds.

Our articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership in both cases determined by our percentage interest in partnership capital. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests.

Taxable REIT Subsidiaries

REITs are permitted to own up to 100% of the shares in a corporation that elects to be treated as a taxable REIT subsidiary. In order to obtain taxable REIT subsidiary status, the corporation and the REIT must file a joint election with the IRS. A taxable REIT subsidiary pays tax at regular corporate income rates on any income it earns. Moreover, the Internal Revenue Code contains rules (including a limitation on interest deductions and rules requiring the imposition of taxes on the REIT at a rate of 100% on certain reallocated income and expenses) to ensure that contractual arrangements between a taxable REIT subsidiary and its beneficial owners are at arm’s length. Securities in taxable REIT subsidiaries will not qualify as real estate assets for the purposes of the 75% asset test described below.

Qualified REIT Subsidiaries

A qualified REIT subsidiary is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below. A qualified REIT subsidiary does not include a corporation that elects to be treated as a taxable REIT subsidiary.

Income Tests

We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including rents from real property and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from distributions, interest and gain from the sale or disposition of stock or securities. For these purposes, the term interest generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term interest, however, if such amount is based on a fixed percentage of receipts or sales.

Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage loans and mortgage-backed securities will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower’s profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

We may employ, to the extent consistent with the REIT provisions of the Internal Revenue Code, forms of securitization of our assets under which a sale of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a sale securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. Based on the REIT provisions of the Internal Revenue Code, we expect to conduct such sale securitizations through one or more taxable REIT subsidiaries formed for such purpose. To the extent consistent with the REIT provisions of the Internal Revenue Code, such entities could elect to be taxed as real estate mortgage investment conduits.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

•	our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions did not apply to a particular set of circumstances, we would not qualify as a REIT. Even if these relief provisions were to apply, and we retained our status as a REIT, a tax would be imposed with respect to our income that did not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Foreclosure Property

Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate. Foreclosure property includes real property and related personal property (1) that is acquired by us through foreclosure following a default on a loan secured by the property or on a lease of the property and (2) for which we make an election to treat the property as foreclosure property. We will not be able to treat any real property (or related personal property) as foreclosure property if at the time we made or entered into the loan or lease, we had an intent to foreclose or evict or knew or had reason to know that a default would occur.

Prohibited Transaction Income

Any net income realized by us from prohibited transactions is subject to a 100% tax. In general prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We could be subject to the 100% tax on prohibited transactions if we sell or securitize our loans in a manner that is treated as a sale of loans for federal income tax purposes. Although the Internal Revenue Code and the Treasury Regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including short sales, purchases of treasury options and futures, interest rate swaps, or caps and floors. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Asset Tests

At the close of each quarter of each year, we also must satisfy four tests relating to our assets.

First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering.

Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class.

Third, of the investments included in the 25% asset class, the value of any one issuer’s securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total voting power or more than 10% of the value of the outstanding securities of any corporation which is not a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary.

Finally, no more than 20% of the value of a REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries.

We expect that any mortgage-backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of real estate assets. Mortgage loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

We anticipate that we may securitize all or a portion of the mortgage loans that we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage-backed securities that may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more of our taxable REIT subsidiaries, or qualified REIT subsidiaries and one or more real estate mortgage investment conduits. The securitization of the mortgage loans through one or more qualified REIT subsidiaries or taxable REIT subsidiaries (whether or not structured as real estate mortgage investment conduits) should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. However, in order to reduce the likelihood that we would be subject to a 100% tax on any gain from the sale of interests in real estate mortgage investment conduits, we expect to use our taxable REIT subsidiaries to form such real estate mortgage investment conduits and to sell interests therein.

After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

If we fail to meet the requirements of the 5% and 10% asset tests described above for a particular quarter, we will not lose our status as a REIT if the failure is due to ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of our assets at the end of the quarter, or (2) $10,000,000. In either case, we must either (1) dispose of the assets within six months after the last day of the quarter in which the failure is identified (or a different period of time prescribed by the IRS), or (2) otherwise satisfy these tests within the relevant time period.

If we fail to meet the requirements of any asset test for a particular quarter by more than the de minimis amount described in the immediately preceding paragraph, we will not lose our status as a REIT if (1) after we identify the failure to satisfy the asset tests for a quarter, we file a schedule for the quarter in accordance with Treasury Regulations describing each asset that caused the failure (2) the failure was due to reasonable cause and not willful neglect, (3) we dispose of the assets described on the schedule within six months of the last day of the quarter in which we identified the failure or within some other time period prescribed by IRS or we otherwise satisfy the asset tests within the relevant time period, and (4) we pay a tax equal to the greater of (a) $50,000 or (b) the amount determined under Treasury Regulations by multiplying the net income generated by the assets in the schedule that caused the failure by the highest corporate tax rate.

We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

Annual Distribution Requirements

To qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to the sum of (1) 90% of our REIT taxable income and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general, REIT taxable income means taxable ordinary income without regard to the distributions paid deduction. In addition, if we dispose of any asset within 10 years of acquiring it from a taxable C corporation in a tax free reorganization or any other similar carry-over basis transaction, we will be required, under Treasury Regulations not yet promulgated, to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

In order to satisfy the requirement that we distribute at least 90% of our REIT taxable income attributable to a particular taxable year in the form of distributions, we will use the following methods of distribution: (1) making regular distributions during the taxable year; (2) paying distributions that relate to the particular taxable year by January 31 of the following taxable year, provided we declare the distributions in the fourth quarter of the particular taxable year; and (3) paying distributions that relate to the particular taxable year on or before the first regular dividend after our declaration of such distributions, provided that we declare the dividend prior to the date that our tax return is due for the particular taxable year. The distributions paid under the third method are taxable in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, we will be subject to tax at regular federal corporate tax rates.

From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or pay distributions in the form of taxable stock distributions.

Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying “deficiency distributions” to our stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency distributions. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency distributions. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

Record Keeping Requirements

We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation will reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, to the extent of our current and accumulated earnings and profits, distributions to our stockholders who are individuals generally will be taxable at preferential rates, for the 2003 through 2008 tax years, and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the distributions received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we will be entitled to statutory relief.

Taxable Mortgage Pool Rules

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations bear a relationship to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool. Under the Internal Revenue Code and Treasury Regulations, it is possible for a portion of a REIT (as opposed to the entire REIT) to be classified as a taxable mortgage pool. This could occur, for example, if a qualified REIT subsidiary holds a pool of mortgages and uses that pool to issue two classes of pay-through debt. In that case, however, only the taxable income of that portion (and not the taxable income of the entire REIT) would be treated as a excess inclusion income.

Although we believe that we currently do not own any interests in any taxable mortgage pools, our future financing and securitization arrangements could give rise to us being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a taxable mortgage pool, however, special rules apply. The taxable mortgage pool is not treated as a corporation that is subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would, in general, except as described below, be limited to the stockholders of the REIT.

A portion of our income from a taxable mortgage pool arrangement, which might be non-cash accrued income or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any of (a) income allocable to the holder of the residual interest in a REMIC or an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (1) the adjusted issue price at the beginning of the quarter multiplied by (2) 120 percent of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This income would nonetheless be subject to the distribution requirements that apply to us, and could therefore adversely affect our liquidity.

Moreover, our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (3) would result in the application of federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), we might be taxable on this income at the highest applicable corporate tax rate. The manner in which excess inclusion income would be allocated among shares of different classes of our shares or how such classes of our shares or how such income is to be reported to stockholders is not clear under current law.

REMIC Residual Interests

We would also have excess inclusion income if we held any REMIC residual interests. We do not anticipate holding such interests, however, other than through a taxable REIT subsidiary. Otherwise, the effect on our stockholders would be the same as described immediately above.

Taxation of Taxable United States Stockholders

When we use the term “United States stockholders,” we mean a holder of shares of our stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership, or other entity taxable as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury Regulations provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons whom have the authority to control all substantial decisions of the trust.

Distributions Generally

The rate at which stockholders who are individuals are taxed on corporate distributions has been lowered for the 2003 through 2008 tax years, from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate distributions. With limited exceptions, however, distributions received by stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010.

Distributions out of our current or accumulated earnings and profits, other than capital gain distributions will be taxable to our United States stockholders as ordinary income. Provided we qualify as a REIT, our distributions will not be eligible for the distributions received deduction generally available to United States stockholders that are corporations. Distributions received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individuals who receive distributions from taxable C corporations. An exception applies, however, and individual stockholders are taxed at such rates on distributions designated by and received from REITs, to the extent that the distributions are attributable to (1) income that the REIT previously retained in the prior year, and on which it was subject to corporate level tax; (2) distributions received by the REIT from taxable corporations; or (3) income from sales of appreciated property acquired from C corporations in carryover basis transactions.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each United States stockholder, and will reduce the adjusted tax basis which each United States stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a United States stockholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Distributions we declare in October, November or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend by January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

Distributions designated as net capital gain distributions will be taxable to our United States stockholders as capital gain income to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a United States stockholder has held his shares. Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income;

•	receive a credit for their proportionate share of the tax paid by us; and

•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

Passive Activity Losses and Investment Interest Limitations

Distributions we make, and gain arising from the sale or exchange by a United States stockholder of our shares, will not be treated as passive activity income. As a result, United States stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

If you are a United States stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a United

States stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding and Information Reporting

We report to our United States stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder, that does not provide us with the correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

The IRS has ruled that amounts distributed as distributions by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as debt financed property within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, however, a portion of the distributions paid by a pension-held REIT may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10%, by value, of the equity interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”

•	A REIT is a pension held REIT if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust shall be treated, for purposes of the 5/50 rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the gross income from the unrelated business earned by the REIT, less direct expenses relating to this gross income, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT less direct expenses relating to this gross income.

A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a pension-held REIT but there can be no assurance that this will always be the case.

Taxation of Non-United States Stockholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (non-United States stockholders) are complex and no attempt will be made herein to provide more than a summary of such rules.

Prospective non-United States stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local tax laws with regard to an investment in our common stock and of our election to be taxed as a real estate investment trust including any reporting requirements.

Distributions to non-United States stockholders that are not attributable to gain from sales or exchanges by us of United States real property interests and are not designated by us as capital gain distributions or retained capital gains will be treated as distributions of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-United States stockholder’s conduct of a United States trade or business, the non-United States stockholder generally will be subject to federal income tax at graduated rates, in the same manner as United States stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-United States stockholder that is a corporation). We expect to withhold United States income tax at the rate of 30% on the gross amount of any distributions made to a non-United States stockholder unless (1) a lower treaty rate applies and any required form, such as Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-United States stockholder with us or (2) the non-United States stockholder files a Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the distributions paid to non-United States stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury Regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our distributions would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-United States stockholders.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-United States stockholder’s stock, such distributions will give rise to tax liability if the non-United States stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a United States real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage-backed securities, will be taxed to a non-United States stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a non-United States stockholder as if such gain were effectively connected with a United States business. Non-United States stockholders thus would be taxed at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-United States corporate stockholder. We are required to withhold 35% of any distribution that is or can be designated by us as a United States real property capital gains dividend. The amount withheld is creditable against the non-United States stockholder’s FIRPTA tax liability.

Gain recognized by a non-United States stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a domestically controlled REIT, which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-United States persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a domestically controlled REIT. In addition, a non-United States stockholder that owns, actually or constructively, 5% or less of a class of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established common stock market.

Gain not subject to FIRPTA will be taxable to a non-United States stockholder if (1) the non-United States stockholder’s investment in the stock is effectively connected with a United States trade or business, in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain or (2) the non-United States stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-United States stockholder would be subject to the same treatment as United States stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-United States corporations). A similar rule will apply to capital gain distributions to which FIRPTA does not apply.

Withholding Tax and Information Reporting on Disposition of REIT Stock

The payment of proceeds from the disposition of common stock to or through a United States office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner furnishes to the broker the appropriate documentation upon which the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-United States stockholder or otherwise establishes an exemption and provided the broker does not have actual knowledge or reason to know that the beneficial owner is a United States stockholder.

The payment of proceeds from the disposition of common stock to or through a non-United States office of a broker generally will not be subject to backup withholding and information reporting, except as noted below.

In the case of proceeds from a disposition of common stock paid to or through a non-United States office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for federal income tax purposes; or

•	a foreign person 50% or more of whose gross income from a specified period is effectively connected with a United States trade or business, then information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-United States stockholder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary.

The sale of common stock outside of the United States through a non-United States broker will also be subject to information reporting if the broker is a foreign partnership and at any time during its tax year:

•	one or more of its partners are United States persons, as defined for federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a United States trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States stockholder can be refunded or credited against the non-United States stockholder’s federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Each prospective holder of common stock should consult that holder’s own tax adviser with respect to the information and backup withholding requirements.

Possible Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the United States Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

State, Local and Foreign Taxation

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. You should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our common stock.

ERISA CONSIDERATIONS

In considering an investment in our common stock, a fiduciary of a profit-sharing, pension, stock bonus plan, or individual retirement account (IRA), including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the prohibited transaction provisions of ERISA and/or the Internal Revenue Code or the fiduciary responsibility provisions of ERISA, should consider (1) whether the ownership of our common stock is in accordance with the documents and instruments governing such plan; (2) whether the ownership of our common stock is consistent with the fiduciary’s responsibilities and satisfies the requirements of Part 4 of Subtitle B of Title I of ERISA (where applicable) and, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA; (3) ERISA’s prohibitions on improper delegation of control over, or responsibility for, plan assets and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach of duty by another fiduciary; (4) the need to value the assets of the ERISA plan annually; and (5) whether the acquisition, holding or transfer of the common stock will constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Fiduciaries of ERISA plans and IRAs should consult with and rely upon their own advisors in evaluating the consequences under the fiduciary responsibility and prohibited transaction provisions of ERISA and the Internal Revenue Code of an investment in common stock in light of their own circumstances.

LEGAL MATTERS

The validity of the securities issued hereunder will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable prospectus supplement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and 2003, and for the fiscal year ended December 31, 2004, and the period beginning October 6, 2003 (inception) and ended December 31, 2003, as set forth in their report which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-32026).

•	The description of our common stock contained in our registration statement on Form 8-A filed on March 3, 2004 (File No. 001-32026).

You may request copies of these filings at no cost by writing or telephoning Jeff Betros, Corporate Secretary, at the following address and telephone number:

10245 Centurion Parkway North

Suite 305

Jacksonville, Florida 32256

(904) 425-4575